Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Investcorp India Acquisition Corp (f/k/a Investcorp Acquisition Corp) on Amendment No. 2 to Form S-1 (No. 333-257090) of our report dated February 16, 2022, except for Note 9, as to which the date is March 23, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Investcorp India Acquisition Corp as of December 31, 2021 and for the period from February 19, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcurn LLP

Boston, MA

March 23, 2022